                                                                     Exhibit 2.4

                                    AGREEMENT

In Santiago, Chile, on October 4, 1999, between COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. ("CTC"), a Chilean corporation operating in the telecommunications industry, represented by its General Manager Mr. Claudio Munoz Zuniga, both domiciled for these purposes at Providencia 111; COMPANIA DE TELEFONOS DE CHILE
- TRANSMISIONES REGIONALES S.A. ("CTC Mundo"), a Chilean corporation operating in the telecommunications industry, represented by its General Manager Mr. Velko Petric Cabrales, both domiciled for these purposes at Providencia 111, Santiago; and TERRA NETWORKS S.A. ("TN"), a Spanish corporation operating in the telecommunications industry, with domicile at Edificio Atica No. 1, Via de las Dos Castillas 33, Pozuelo de Alarcon 28224, Madrid, Spain, represented, as shall be set forth, by Mr. Juan Perea Saenz de Buruaga, of the same domicile as above, who state the following:

ONE: Pursuant to a private document of this date signed by CTC Mundo and Telefonica Interactiva Chile Ltda. (hereinafter to be referred to as "TI Chile"), the former sold the latter its entire ownership interest, which to date totaled 95% of the outstanding shares (while promising to sell the remaining 5%) in the Chilean telecommunications firm known as "Proveedora de Servicios de Conectividad S.A." ("CTC Internet"), which is dedicated to providing internet access services and other complementary and related services. CTC Mundo will also have an option to invest the proceeds from the sale of its CTC Internet shares in shares of TN.

TWO: As a consequence of TN's interest in incorporating into its property CTC Internet S.A. in order to expand its strategy of developing the Internet business in South America, and of CTC's correlating interest in receiving a portion of the benefits that will result in the event that it participates in such strategy in its capacity as shareholder of TN, each party assumes the following commitments:

ONE. CTC.

CTC and CTC Mundo will provide CTC Internet with all telecommunications services, as well as those complementary and related services (such as billing and collection services, commercial distribution and other similar services) that they are currently providing or that they will provide in the future, subject to market terms and in any case under conditions at least equal to the most favorable terms at which they are providing them to third parties at such time as those services are requested by CTC Internet. This obligation of CTC and of CTC Mundo will also be extended to the services they provide through their subsidiaries. Finally, any corporations affiliated with CTC and CTC Mundo shall act diligently and in good faith in ensuring that such companies provide the services required by CTC Internet under the same terms as they would be required to do so themselves had they been the direct service providers.

CTC Mundo and CTC promise to give preference to the services of CTC Internet in carrying out their business activities relating to Internet products and services to residential customers. The commitment by CTC and CTC Mundo to give preference to CTC Internet in providing the aforementioned services will be subject to such services' being provided by CTC Internet under the same market terms and in any case, under conditions at least equal to the most favorable terms at which it is providing them to third parties at the time they are requested by CTC, CTC Mundo, or the corporations controlled thereby.

TWO. TN.

TN promises to ensure that its Chilean subsidiary, CTC Internet, gives preference to the telecommunications services provided by CTC, CTC Mundo, and their respective subsidiaries, to the extent that they are provided to CTC Internet under the terms mentioned in number One above.

THREE: Duration. This Agreement shall apply for a period of ten (10) years counting from this date, provided that TN remains as direct or indirect majority shareholder of CTC Internet.

FOUR: Breach of contract. Failure to fulfill the obligations provided for in this Agreement shall not entitle any party to request its cancellation, but rather only the right to require enforcement of compliance and the respective indemnification of losses.

FIVE: Arbitration. In the event of any dispute relating to the validity, interpretation or fulfillment of this Agreement, the validity or interpretation of this clause Five, the jurisdiction of the arbitrator appointed in accordance with this clause, or the rights or obligations of the parties originating therefrom, such dispute must be resolved by an arbitrator, who shall be Mr. Raul Varela Morgan, or in the event that he is disqualified or does not wish to undertake the assignment, then the arbitrator shall be Ricardo Rivadeneira Monreal, or in the event that he is disqualified or does not wish to undertake the assignment, then the arbitrator shall be Mr. Juan Carlos Dorr Zegera, or in the event that he is disqualified or does not wish to undertake the assignment, then the arbitrator shall be selected by the parties. If the parties are unable to come to an agreement as to the appointment of the arbitrator within twenty-five (25) days of determining that none of the arbitrators appointed above are qualified or wish to undertake the assignment, the arbitrator shall be appointed by the Ordinary Civil Courts of Santiago and the appointment must correspond to an individual who has served for at least five consecutive years, or for a similar period within the past ten years, as full professor in a chair of commercial or civil law at the Catholic University of Santiago or at the University of Chile in Santiago, Chile. Any such arbitrator must act as arbitrating arbitrator with respect to matters of procedure and grounds and must hand down a decision within a period not to exceed 180 days from the date of his appointment. The arbitrator's decision shall be final and not subject to appeal, with the disputing parties hereby waiving any other recourse they may have. Enforcement of the arbitration award may be requested from any court with jurisdiction.

SIX: Notifications: Any notifications, requests, demands or other communications that must be issued to any of the contracting parties must be set forth in writing, sent to the following addresses (or to such other addresses as may have been communicated in similar fashion) and be personally delivered, or be sent by certified or registered mail, with prepaid postage or return receipt requested, or by fax confirmed by certified mail:

If to CTC:
Compania de Telecomunicaciones de Chile S.A.
Avenida Providencia 111, piso 29, Santiago
Attn.: Claudio Munoz Zuniga
Fax: 691 2009

If to CTC Mundo:
Compania de Telefonos de Chile S.A.
Transmisiones Regionales S.A.
Ricardo Lyon No. 72, piso 12, Santiago
Attn.: Velko Petric Cabrales
Fax: 330 9700

TERRA NETWORKS, S.A.
Edificio Atica, No. 1
Via de las Dos Castillas 33
Pozuelo de Alarcon 28224 Madrid (Spain).
Attn.: Mrs. Cristina Lamana
With copy to: Juan Francisco Gutierrez (Law Offices of Philipi Yrarrazaval Pulido & Bruner)
Fax: (562) 364 37 96

SEVEN: For all purposes of this Agreement, the parties hereby establish special domicile in the city and commune of Santiago. This agreement shall be governed by Chilean law.

EIGHT: This Agreement and its related documents constitute the complete agreement between the parties, and shall replace any other prior agreement between the parties on the same matters, with the exception of the Agreement of Intent entered into on June 21, 1999 between TN and CTC Mundo.

NINE: This agreement is hereby signed in duplicate, with one copy to remain in the possession of each party.

[signature]                            [signature]
Claudio Munoz Zuniga                   Velko Petric Cabrales
for CTC S.A.                           for CTC Mundo S.A.

[signature]
Juan Perea Saenz de Buruaga
for Terra Networks S.A.